SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 3)*

NATIONAL COMMERCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63546L102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63546L102	13G	Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS

Charles Phillip McWane

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)      [  ]

(b)      [  ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

 1,501,821(1) (2)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

497,705

8.	SHARED DISPOSITIVE POWER

833,396(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,501,821

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.2%(3)

12.	TYPE OF REPORTING PERSON

IN

(1)

Includes 833,396 shares of the issuer’s common stock held in the Charles Phillip McWane 2011 Grantor Retained Annuity Trust (the “GRAT”), over which Mr. McWane holds sole voting power but exercises shared dispositive power as a result of his right pursuant to the terms of the GRAT to approve or deny any proposed change in the investment of the assets therein.

(2)

Includes 170,720 shares of the issuer’s common stock held in the G. Ruffner Page, Jr. Grantor Retained Annuity Trust, over which Mr. McWane currently holds sole voting power but no dispositive power pursuant to the terms thereof.

(3)

Based on 14,784,165 shares of the issuer’s common stock outstanding as of November 9, 2017, as reported by the issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 63546L102	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS

The Charles Phillip McWane 2011 Grantor Retained Annuity Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)     [ ]

(b)     [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

833,396 (4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

833,396

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.6%(5)

12.	TYPE OF REPORTING PERSON

OO

(4)

Represents 833,396 shares of the issuer’s common stock held in the Charles Phillip McWane 2011 Grantor Retained Annuity Trust (the “GRAT”), over which Regions Bank, as trustee and acting through and on behalf of the GRAT, shares dispositive control by way of its authority to select and dispose of assets held in the GRAT, subject to the prior approval of Charles Phillip McWane.

(5)

Based on 14,784,165 shares of the issuer’s common stock outstanding as of November 9, 2017, as reported by the issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 63546L102	13G	Page 3 of 6 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

National Commerce Corporation

(b)	Address of Issuer's Principal Executive Offices:

813 Shades Creek Parkway, Suite 100

Birmingham, Alabama 35209

Item 2.

(a)	Name of Person Filing:

Incorporated by reference from Item 1 of the Cover Pages.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if none, Residence:

C. Phillip McWane

2900 Highway 280, Suite 300

Birmingham, Alabama 35223

The Charles Phillip McWane 2011 Grantor Retained Annuity Trust

c/o Regions Bank, Trustee

Attention: David Puckett, Senior Vice President

P.O. Box 11426

Birmingham, AL 35202-1426

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Pages.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Pages.

(e)	CUSIP Number:

Incorporated by reference from the Cover Pages.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Pages.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Pages.

CUSIP No. 63546L102	13G	Page 4 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Pages.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Pages.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Pages.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under the terms of The Charles Phillip McWane 2011 Grantor Retained Annuity Trust (the “GRAT”), Regions Bank, as trustee thereof and acting through and on behalf of the GRAT, has the power to direct the receipt of dividends or the proceeds from the sale of any securities held by the GRAT, including common stock of the issuer, subject to a requirement that any change in the investment of the assets contained in the GRAT must first be approved by Charles Phillip McWane. However, the trustee of the GRAT has some discretion to determine whether dividends or sale proceeds will be reinvested or used to satisfy the required annuity payment to Mr. McWane.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 63546L102	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2018
Date

/s/ C. Phillip McWane
C. Phillip McWane

CUSIP No. 63546L102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2018
Date

THE CHARLES PHILLIP McWANE 2011 GRANTOR RETAINED ANNUITY TRUST

By: Regions Bank, as Trustee

/s/ David Puckett
By: David Puckett
Its: Senior Vice President